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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                        For the month of December, 2002




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
               (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F  X         Form 40-F
                                  -----                -----



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes            No  X
                                   -----         -----




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              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is an English translation of the following documents letter dated December 11, 2002 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores related to the distribution of treasury shares.





















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By letter dated December 11, 2002 the Company informed that according to the
Annual General and Special Meeting of Shareholders held on November 5, 2002, the Board of Directors resolved to distribute among the shareholders 4,587,285 treasury shares proportionally to their shareholdings. Those shares shall be available to the shareholders as of December 19, 2002.










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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                      IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                      By:
                         -----------------------------------------------------
                         Name: Saul Zang
                         Title: Second Vice Chairman of the Board of Directors





Dated: December 11, 2002